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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WASHINGTON SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6935 Wisconsin Avenue, Suite 510
(No. and Street)

Chevy Chase   Maryland   20815

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Johnson   301-657-3118
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman and Company
(Name — if individual, state last, first, middle name)

1430 Spring Hill Road, Suite 300   McLean, Virginia   22102
(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 24 2003

FOR OFFICIAL USE ONLY

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __James R. Johnson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Washington Securities Corporation_____, as of

__December 31,_____, 19 __2002____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

Steven Anthony
Notary Public, State of Maryland
My Commission Expires August 1, 2008

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WASHINGTON SECURITIES CORPORATION

CONTENTS

Goodman & Company

CPAs | Consulting | Financial Advisors | Information Technology

There's power in our numbers.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Washington Securities Corporation

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of **Washington Securities Corporation,** (the "Company") as of December 31, 2002, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

These financial statements are presented in the format pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 thereunder.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Washington Securities Corporation** as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman + Company

McLean, Virginia
February 14, 2003

1430 Spring Hill Road, Suite 300, McLean, VA 22102-3000
ph: 703.970.0400   fax: 703.970.0401   www.goodmanco.com
A Member of ☼ Associates, Inc.
Members American Institute of Certified Public Accountants

1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WASHINGTON SECURITIES CORPORATION

N 3

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) December 31, 2002

SEC FILE NO. 8-51359

ASSETS

Consolidated
Unconsolidated

	Allowable		Non-Allowable		Total	
1. Cash	$ 2,450	200			$ 2,450	
2. Receivables from brokers or dealers:						
A. Clearance account	60,277	295				
B. Other	5,000	300	$ 1,301	550	66,578	
3. Receivables from non-customers		355	722	600	722	
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				
5. Securities and/or other investments not readily marketable:						
A. At cost $	130					
B. At estimated fair value		440		610		
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		
A. Exempted securities $	150					
B. Other securities $	160					
7. Secured demand notes:		470		640		
market value of collateral:						
A. Exempted securities $	170					
B. Other securities $	180					
8. Memberships in exchanges:						
A. Owned, at market $	190					
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		
11. Other assets		535		735		
12. TOTAL ASSETS	$ 67,727	540	$ 2,023	740	$ 69,750	

OMIT PEN

The accompanying notes are an integral part of these financial statem

1/76

2

BROKER OR DEALER WASHINGTON SECURITIES CORPORATION   **as of** December 31, 2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	16,882 [1205]	[1385]	16,882 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsider: $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 16,882 [1230]	$ [1450]	$ 16,882 [1760]

Ownership Equity

21. Sole proprietorship	$	[1770]
22. Partnership (limited partners $ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock 2,000 shares authorized, $1 par value, 600 shares issued and outstanding	600	[1792]
C. Additional paid-in capital	39,400	[1793]
D. Retained earnings	12,868	[1794]
E. Total	52,868	[1795]
F. Less capital stock in treasury	( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 52,868	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 69,750	[1810]

OMIT PENNIES

The accompanying notes are an integral parts of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WASHINGTON SECURITIES CORPORATION

For the period (MMDDYY) from **1/1/02** | 3932 | to **12/31/02**
Number of months included in this statement **12**

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 231,095
   b. Commissions on listed option transactions 28,992
   c. All other securities commissions 228,510
   d. Total securities commissions 488,597
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange ....
   b. From all other trading ....
   c. Total gain (loss) ....
3. Gains or losses on firm securities investment accounts ....
4. Profit (loss) from underwriting and selling groups ....
5. Revenue from sale of investment company shares 145,644
6. Commodities revenue ....
7. Fees for account supervision, investment advisory and administrative services ....
8. Other revenue 29,147
9. Total revenue .... $ 663,388

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $
11. Other employee compensation and benefits 6,702
12. Commissions paid to other broker-dealers ....
13. Interest expense ....
    a. Includes interest on accounts subject to subordination agreements .... | 4070 |
14. Regulatory fees and expenses 13,122
15. Other expenses 631,923
16. Total expenses .... $ 651,747

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16).................... $ 11,641
18. Provision for Federal income taxes (for parent only) 2,263
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ....
    a. After Federal income taxes of .... | 4238 |
20. Extraordinary gains (losses) ....
    a. After Federal income taxes of .... | 4239 |
21. Cumulative effect of changes in accounting principles ....
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 9,378

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items................... $

The accompanying notes are an integral part of these financial statements.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WASHINGTON SECURITIES CORPORATION

For the period (MMDDYY) from 1/1/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 43,490
   A. Net income (loss) 9,378
   B. Additions (Includes non-conforming capital of .... $ |4262|)
   C. Deductions (Includes non-conforming capital of .... $ |4272|)

2. Balance, end of period (From item 1800) .... $ 52,868

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ -0-
   A. Increases ....
   B. Decreases..

4. Balance, end of period (From item 3520)... $ -0-

OMIT PEN

The accompanying notes are an integral part of these financial statements.

3/78

WASHINGTON SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

Cash flows from operating activities		
Net income	$	9,378
Adjustments to reconcile to net cash from operating activities:		
Change in:		
Receivables from brokers or dealers		(17,005)
Receivables from non-customers		(287)
Accounts payable, accrued liabilities, expenses and other		(12,250)
Net cash from operating activities		**(20,164)**
Net change in cash and cash equivalents		(20,164)
Cash and cash equivalents - beginning of year		22,614
Cash and cash equivalents - end of year	$	2,450
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$	318

The accompanying notes are an integral part of these financial statements.

WASHINGTON SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. Organization and Nature of Business

Washington Securities Corporation (the "Company") is a securities broker-dealer operating on a fully disclosed basis with RBC Dain Rauscher, Inc and Wells Fargo Investments, LLC. The Company's clients are located mainly within the Washington, DC metropolitan area.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented in the format as required by S.E.C. Rule 17a-5.

Income Taxes

The Company accounts for income taxes using the liability method, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. As of December 31, 2002, there were no temporary differences between financial and tax basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

Federal and State income tax liabilities for 2002 were $1,650 and $613, respectively.

4. Related Party Transactions

The Company shares office space and facilities with other entities, some of which are owned and operated by officers of the Company and others by its parent company, WSC Holdings, Inc. For the use of these facilities, the Company, from time to time, reimburses WSC Holdings, Inc. pursuant to a management fee as agreed to by both entities on a month-to-month basis. For 2002, the Company paid $57,025 in management fees pursuant to the agreement.

5. Net Capital And Ratio Of Aggregate Indebtedness

As a registered broker-dealer operating on a fully disclosed basis, the Company is subject to S.E.C. Rule 15c3-1(2), as amended, which requires a minimum net capital and limits the maximum ratio of aggregate indebtedness to net capital to 15 to 1. The object of this rule is to require a broker-dealer to constantly maintain sufficient liquid assets to cover its current indebtedness; that is, it prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital as defined under the rule. Pursuant to the rule, the required minimum net capital is $5,000. As of December 31, 2002 the Company's aggregate indebtedness was $16,882 and its net capital was $50,845, yielding a ratio of .33 to 1. The Company's net capital, as defined, exceeds the minimum required net capital of $5,000 by $45,845.

* * * * *

INDEPENDENT AUDITORS' REPORT ON
SUPPLEMENTARY INFORMATION REQUIRED BY
S.E.C. RULE 17a-5

Board of Directors
Washington Securities Corporation

We have audited the accompanying financial statements of **Washington Securities Corporation** as of and for the year ended December 31, 2002, and have issued our report thereon dated February 14, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 14 that follow is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company

McLean, Virginia
February 14, 2003

BROKER OR DEALER WASHINGTON SECURITIES CORPORATION   **as of** December 31, 200

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition. .... $ _____52,868 [
2. Deduct ownership equity not allowable for Net Capital .... 19 (_____)
3. Total ownership equity qualified for Net Capital .... _____52,868 [
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................ _____ [
   B. Other (deductions) or allowable credits (List)... _____
5. Total capital and allowable subordinated liabilities.. $ _____52,868 [
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ _____2,023 | 3540 |
   B. Secured demand note deficiency..................................... _____ | 3590 |
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges.. _____ | 3600 |
   D. Other deductions and/or charges................................... _____ | 3610 | (_____2,023) | 3
7. Other additions and/or allowable credits (List).. 3
8. Net capital before haircuts on securities positions .... 20 $ _____50,845 | 3
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments .... $ _____ | 3660 |
   B. Subordinated securities borrowings................................ _____ | 3670 |
   C. Trading and investment securities:
      1. Exempted securities.. 16 _____ | 3735 |
      2. Debt securities .... _____ | 3733 |
      3. Options .... _____ | 3730 |
      4. Other securities .... _____ | 3734 |
   D. Undue Concentration .... _____ | 3650 |
   E. Other (List)... _____ | 3736 | (_____) | 3
10. Net Capital .... $ _____50,845 | 3

OMIT PEN

See independent auditors' report on supplementary information.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WASHINGTON SECURITIES CORPORATION

as of December 31, 200

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19) .... $	1,126
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $	5,000
13.	Net capital requirement (greater of line 11 or 12) .... $	5,000
14.	Excess net capital (line 10 less 13) .... $	45,845
15.	Excess net capital at 1000% (line 10 less 10% of line 19) .... ₂₂$	49,157

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition. .... $	16,882
17.	Add:	

A.	Drafts for immediate credit .... ₇₁$	3800	
B.	Market value of securities borrowed for which no equivalent value is paid or credited .... $	3810	
C.	Other unrecorded amounts (List). .... $	3820 $	

19.	Total aggregate indebtedness .... $	16,882
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10). .... %	33
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... %	

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $	
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... ₂₃$	
24.	Net capital requirement (greater of line 22 or 23) .... $	
25.	Excess net capital (line 10 less 24) .... $	
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000 .... $	

OMIT PE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditors' report on supplementary information.

3/83

WASHINGTON SECURITIES CORPORATION

**Reconciliation of Net Capital and Aggregate Indebtedness as
Reported by Respondent to Net Capital and Aggregate Indebtedness
Reported on Audit Report December 31, 2002**

The only difference between the respondent's computation of net capital and aggregate indebtedness and the audit report's computation of net capital and aggregate indebtedness is the audit reports' inclusion of a provision for income taxes payable in the amount of $2,348.

BROKER OR DEALER WASHINGTON SECURITIES CORPORATION	as of December 31, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
    which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... _____

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
    customers" maintained .... _____

C. (k) (2)(B)—All customer transactions cleared through another
    broker-dealer on a fully disclosed basis. Name of clearing
    firm ᴧ RBC Dain Rauscher, Inc. and Wells Fargo Investments, LLC **4335**   X

D. (k) (3)—Exempted by order of the Commission .... _____

See independent auditors' report on supplementary information.

WASHINGTON SECURITIES CORPORATION
**Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.**

December 31, 2002

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4
4610	4611	4612	4613	4614	4
4620	4621	4622	4623	4624	4
4630	4631	4632	4633	4634	4
4640	4641	4642	4643	4644	4
4650	4651	4652	4653	4654	4
4660	4661	4662	4663	4664	4
4670	4671	4672	4673	4674	4
4680	4681	4682	4683	4684	46
4690	4691	4692	4693	4694	46

TOTAL $ -0-   4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE: DESCRIPTION

1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

3/78

See independent auditors' report on supplementary information.

REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY S.E.C. RULE 17a-5

Board of Directors
Washington Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of *Washington Securities Corporation* (the "Company"), as of and for the year ended December 31, 2002, we considered its internal control, including control of activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (S.E.C.), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the S.E.C.'s above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting practices generally accepted in the United States of America. S.E.C. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the S.E.C. to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based upon our findings during the course of such audit, we are required to comment on any material inadequacies found to exist in the accounting system and internal accounting control. Due to the current size of your operation, it is not possible for you to meet the standards required for adequate internal control. However, our study and evaluation disclosed no condition that we believe to be a material weakness based upon the limited constraints of *Washington Securities Corporation.*

This report is intended solely for the information and use of the Board of Directors, management, the S.E.C., and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company

McLean, Virginia
February 14, 2003

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